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                             April 19, 2023

       Roy Halyama
       Chief Financial Officer
       Burke & Herbert Financial Services Corp.
       100 S. Fairfax Street
       Alexandria, Virginia 22314

                                                        Re: Burke & Herbert
Financial Services Corp.
                                                            Amendment 1 to the
Registration Statement on Form 10
                                                            Filed on April 3,
2023
                                                            File No. 001-41633

       Dear Roy Halyama:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment 1 to the Registration Statement on Form 10

       The Bank, page 11

   1. We note your response to comment 5 and revised disclosure on page 15 referencing oversight "primarily
through multiple committees that monitor and assess regulatory risks and enterprise-wide
risks." Please revise to identify the specific committees or members of the committees that
monitor and assess such risks.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       41

   2. We reissue comment 7 in part. We note your added disclosure on page 47 which discusses events and
uncertainties. In comment 7 we also cited known trends that you disclosed elsewhere in
the prospectus. Please specifically discuss these and other material known trends in
Management's Discussion and Analysis.
 Roy Halyama
Burke & Herbert Financial Services Corp.
April 19, 2023
Page 2
General

3. We note that in your response to comment 12 you stated that "management believes that
         recent events will not have a material impact to the Company   s
financial position at the
         end of the first quarter 2023." Please disclose this in the Form 10.
4.       In regard to comment 14, please disclose whether you have a Chief Risk
Officer.
         Additionally, please clarify the extent to which the Asset/Liability Committee has a set schedule for meeting. We note the disclosure that they convene "upon the determination that abnormal market risks are occurring or may be forthcoming[.]"
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Michael Henderson at 202-551-3364 or Cara Lubit at 202-551-5909 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or James Lopez at 202-551-3536 with any other questions.



FirstName LastNameRoy Halyama                         Sincerely,
Comapany NameBurke & Herbert Financial Services Corp.
                                                      Division of Corporation
Finance
April 19, 2023 Page 2                                 Office of Finance
FirstName LastName